UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE 13D
(Rule 13d-1)

Under the Securities Exchange Act of 1934*

ISOFTSTONE HOLDINGS LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.0001
(Title of Class of Securities)

46489B108**
(CUSIP Number)

Ip Kun Wan, Kiril
Managing Director
Direct Investment Department
China Everbright Investment Management Limited
40/F, Far East Finance Centre
16 Harcourt Road, Hong Kong
Tel:  +852 2528 9882
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing ten ordinary shares, par value $0.0001 per share. No CUSIP has been assigned to the ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46489B108	SCHEDULE 13D	Page 2

1	NAME OF REPORTING PERSONS CHINA EVERBRIGHT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,731,389
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,731,389
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,731,389
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46489B108	SCHEDULE 13D	Page 3

1	NAME OF REPORTING PERSONS CHINA EVERBRIGHT INVESTMENT MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 46489B108	SCHEDULE 13D	Page 4

1	NAME OF REPORTING PERSONS WINDSOR VENTURE LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,412,421
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,412,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,412,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46489B108	SCHEDULE 13D	Page 5

1	NAME OF REPORTING PERSONS FOREBRIGHT PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,888,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,888,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,888,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46489B108	SCHEDULE 13D	Page 6

1	NAME OF REPORTING PERSONS CSOF III GP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,888,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,888,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,888,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46489B108	SCHEDULE 13D	Page 7

1	NAME OF REPORTING PERSONS FOREBRIGHT ADVISORS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,888,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,888,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,888,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 46489B108	SCHEDULE 13D	Page 8

1	NAME OF REPORTING PERSONS CHINA SPECIAL OPPORTUNITIES FUND III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,476,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,476,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,476,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46489B108	SCHEDULE 13D	Page 9

1	NAME OF REPORTING PERSONS ACCURATE GLOBAL LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,476,469
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,476,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,476,469
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46489B108	SCHEDULE 13D	Page 10

1	NAME OF REPORTING PERSONS ADVANCED ORIENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,412,421
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,412,421
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,412,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46489B108	SCHEDULE 13D	Page 11

1	NAME OF REPORTING PERSONS CHINA EVERBRIGHT GP LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46489B108	SCHEDULE 13D	Page 12

1	NAME OF REPORTING PERSONS CHINA FOREBRIGHT INVESTMENT MANAGEMENT LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 46489B108	SCHEDULE 13D	Page 13

1	NAME OF REPORTING PERSONS CHINA SPECIAL OPPORTUNITIES FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 46489B108	SCHEDULE 13D	Page 14

1	NAME OF REPORTING PERSONS CSOF TECHNOLOGY INVESTMENTS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BRITISH VIRGIN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,842,499
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,842,499
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,842,499
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 46489B108	SCHEDULE 13D	Page 15

TABLE OF CONTENTS

Item 1.	Security and Issuer
Item 2.	Identity and Background
Item 3.	Source and Amount of Funds or Other Consideration
Item 4.	Purpose of Transaction
Item 5.	Interest in Securities of the Issuer
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 7.	Material to be Filed as Exhibits

SCHEDULE A

SIGNATURES
EXHIBIT INDEX
EXHIBIT 1
EXHIBIT 2
EXHIBIT 3

CUSIP No. 46489B108	SCHEDULE 13D	Page 16

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of iSoftStone Holdings Limited (the “Issuer”), an exempted company with limited liability incorporated under the laws of the Cayman Islands.  The address of the principal executive offices of the Issuer is Building 9, Zhongguancun Software Park No. 8 West Dongbeiwang Road, Haidian District, Beijing 100193, People’s Republic of China.  The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each representing ten Ordinary Shares, are listed on the New York Stock Exchange under the symbol “ISS.”  The Reporting Persons own both Ordinary Shares and ADSs.

Item 2.	Identity and Background

This Statement is being filed by:

•	China Everbright Limited, a company incorporated under the laws of Hong Kong (“CEL”),

•	China Everbright Investment Management Limited, a company incorporated under the laws of Hong Kong (“CEIM”),

•	Windsor Venture Limited, a company incorporated under the laws of the British Virgin Islands (“Windsor”),

•	Forebright Partners Limited, a company incorporated under the laws of the British Virgin Islands (“Forebright Partners”),

•	CSOF III GP Limited, a company incorporated under the laws of the Cayman Islands (“CSOF III GP”),

•	Forebright Advisors Limited, a company incorporated under the laws of the British Virgin Islands (“Forebright Advisors”),

•	China Special Opportunities Fund III, L.P., a limited partnership organized under the laws of the Cayman Islands (“CSOF III”),

•	Accurate Global Limited, a company incorporated under the laws of the British Virgin Islands (“Accurate Global”),

•	Advanced Orient Limited, a company incorporated under the laws of the British Virgin Islands (“Advanced Orient”),

•	China Everbright GP Limited, a company incorporated under the laws of the Cayman Islands (“CE GP”),

•	China Forebright Investment Management Limited, a company incorporated under the laws of Hong Kong (“CFIM”),

CUSIP No. 46489B108	SCHEDULE 13D	Page 17

•	China Special Opportunities Fund, L.P., a limited partnership organized under the laws of Cayman Islands (“CSOF”), and

•	CSOF Technology Investments Limited, a company incorporated under the laws of the British Virgin Islands (“CSOF Technology Investments”),

(each, a “Reporting Person” and collectively, the “Reporting Persons”).  The Reporting Persons have entered into a joint filing Agreement, dated as of June 17, 2013, a copy of which is attached hereto as Exhibit 1.

Windsor is wholly owned by CEL.  Windsor owns 10% of the voting shares of CSOF III GP and Forebright Partners owns 90% of the voting shares of CSOF III GP.  CSOF III GP is the general partner of CSOF III.  Accurate Global is a wholly owned subsidiary of CSOF III.  Advanced Orient is a wholly owned subsidiary of Windsor.  Forebright Partners is wholly owned by employees of CEL who as a team make investment recommendations to the investment committee that makes investment decisions for CSOF III and Windsor.  Forebright Advisors provides advisory services to CSOF III and is wholly owned by the team of employees referenced in the preceding sentence. CEIM has been appointed to manage certain affairs of CSOF III. CEIM is an investment adviser registered with the Securities and Exchange Commission (the “SEC”).

CSOF Technology Investments is wholly owned by CSOF.  CSOF is 50% owned by CEL.  CE GP is the general partner of CSOF.  CE GP is wholly owned by CEIM.  CEIM is wholly owned by CEL.  CEIM has been appointed by CE GP to be the investment manager of CSOF and has delegated certain investment advisory functions to CFIM.  CFIM is wholly owned by employees of CEL who as a team make investment recommendations to the investment committee that makes the investment decisions for CSOF.

The address and the principal business of each Reporting Person is set forth in the table below.

Reporting Person	Address	Principal business
CEL	46th Floor Far East Finance Centre, 16 Harcourt Road, Hong Kong	providing a wide range of financial services, including direct investment, asset management, brokerage, investment banking and industrial investment
CEIM	46th Floor Far East Finance Centre, 16 Harcourt Road, Hong Kong	providing investment advisory and management services
Windsor	Pasea Estate, Road Town, Tortola, British Virgin Islands	acquiring, holding and disposing of interests in various companies for investment purposes

CUSIP No. 46489B108	SCHEDULE 13D	Page 18

Reporting Person	Address	Principal business
Forebright Partners	P.O Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	acquiring, holding and disposing of interests in various companies for investment purposes
CSOF III GP	Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands	acquiring, holding and disposing of interests in various companies for investment purposes
Forebright Advisors	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	providing investment advisory services
CSOF III	Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands	acquiring, holding and disposing of interests in various companies for investment purposes
Accurate Global	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	acquiring, holding and disposing of interests in various companies for investment purposes
Advanced Orient	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	acquiring, holding and disposing of interests in various companies for investment purposes
CE GP	Campbell Corporate Services Limited, 4th Floor, Scotia Centre, P.O. Box 268 George Town, Grand Cayman, KY1-1104, Cayman Islands	acquiring, holding and disposing of interests in various companies for investment purposes

CUSIP No. 46489B108	SCHEDULE 13D	Page 19

Reporting Person	Address	Principal business
CFIM	Unit 503, Tower 2 Lippo Centre, 89 Queensway, Hong Kong	providing investment advisory services
CSOF	Campbell Corporate Services Limited, 4th Floor, Scotia Centre, P.O. Box 268, George Town, KY1-1104, Grand Cayman	acquiring, holding and disposing of interests in various companies for investment purposes
CSOF Technology Investments	P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	acquiring, holding and disposing of interests in various companies for investment purposes

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (as applicable) of the Reporting Persons are set forth in Schedule A attached hereto and incorporated herein by reference.

During the last five years, none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto and incorporated herein by reference, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 14, 2013, pursuant to a share purchase agreement dated May 23, 2013 (the “SPA”), as amended by a letter agreement dated June 14, 2013 (the “Letter Agreement”), Accurate Global purchased 19,476,469 Ordinary Shares from AsiaVest Opportunities Fund IV, a limited liability company organized under the laws of the Cayman Islands, (the “Seller”) at $0.45 per share, for a total consideration of $8,764,411, and Advanced Orient purchased 9,412,421 Ordinary Shares from the Seller at $0.45 per share, for a total consideration of $4,235,589.  Each of Accurate Global and Advanced Orient acquired such Ordinary Shares with the capital contributions made by its respective shareholder. None of the individuals listed on Schedule A hereto has contributed any funds or other consideration towards the purchase of the Ordinary Shares, except insofar as they may have partnership or other interests in any of the Reporting Persons and have made capital contributions to any of the Reporting Persons, as the case may be.

CUSIP No. 46489B108	SCHEDULE 13D	Page 20

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the Ordinary Shares for investment purposes. Consistent with such investment purposes, the Reporting Persons expect to engage in communications with, without limitation, management of the Issuer, one or more members of the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, and may make suggestions, concerning the business, assets, capitalization, financial condition, operations, governance, management, prospects, strategy, strategic transactions, financing strategies and alternatives, and future plans of the Issuer, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, which communications may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis.  Depending on various factors (including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Ordinary Shares and the ADSs, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional Ordinary Shares, ADSs or other financial instruments of or related to the Issuer, or selling some or all of their beneficial holdings, engaging in hedging or similar transactions with respect to the securities of or relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D of the Exchange Act.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer.

The following disclosure assumes that there are 568,462,392 Ordinary Shares outstanding as of March 31, 2013, as set forth in the Issuer’s Form 20-F filed with the SEC on April 24, 2013.  All calculations of beneficial ownership are made using the number of Ordinary Shares outstanding as of March 31, 2013.

By virtue of relationships reported in Item 2, each Reporting Person may be deemed to have shared voting and dispositive power with respect to 36,731,389 Ordinary Shares beneficially owned by CSOF Technology Investments, Accurate Global and Advanced Orient which, based on calculations made in accordance with Rule 13d-3 promulgated under Section 13(d) of the Exchange Act, constitutes approximately 6.5% of the outstanding Ordinary Shares.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any Reporting Person (other than CSOF Technology Investments, Accurate Global and Advanced Orient, to the extent of their respective pecuniary interest therein) that it is the beneficial owner of any Ordinary Shares or the ADSs for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.  Each Reporting person hereby disclaims membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any other Reporting Person or any other person.

CUSIP No. 46489B108	SCHEDULE 13D	Page 21

The Reporting Persons are filing this Statement jointly pursuant to Rule 13d-1(k)(i) promulgated under the Exchange Act, provided that, as contemplated by Rule 13d-1(k)(ii), no Reporting Person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing of this Statement, unless such Reporting Person knows or has reason to believe that such information is inaccurate.

To the knowledge of the Reporting Persons, none of the persons listed on Schedule A  hereto beneficially owns any Ordinary Shares or ADSs.

Except as set forth in Item 3 above, none of the Reporting Persons, or to their knowledge, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transactions in the Ordinary Shares or ADSs during the past 60 days.

Except as set forth in this Item 5, no person other than the Reporting Persons and their shareholders or partners, as the case may be, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares and ADSs held by CSOF Technology Investments, Accurate Global and Advanced Orient.

Due to the nature of the transactions described in Item 6 of this Statement, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with Liu Tianwen with respect to the matters described therein.  Each of the Reporting Persons hereby expressly disclaims beneficial ownership of any Ordinary Shares or the ADSs beneficially owned by Liu Tianwen or any other person, and hereby disclaims membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any other Reporting Person, Liu Tianwen or any other person.  This Statement shall not be construed as acknowledging that any of the Reporting Persons, for any or all purposes, beneficially owns any Ordinary Shares or ADSs that are beneficially owned by any other person or is a member of a group with any other person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses set forth in Items 2, 3 and 4 of this Statement are incorporated herein by reference in their entirety.

CUSIP No. 46489B108	SCHEDULE 13D	Page 22

Pre-IPO investment.  On December 23, 2009, CSOF Technology Investments purchased convertible notes in the principal amount of $7.5 million from the Issuer in a private placement.  In connection with the Issuer’s initial public offering, which closed in December 2010, CSOF Technology Investments converted its convertible notes into 784,249 ADSs (convertible into 7,842,490 Ordinary Shares) and 9 Ordinary Shares.  CSOF Technology Investments did not pay any additional consideration upon conversion of these convertible notes.  In connection with the purchase of the convertible notes, the Issuer, the holders of its preference shares and convertible notes, and Liu Tianwen, and Yong Feng and their personal holding companies, Tekventure Limited, a British Virgin Islands business company (“Tekventure”) and United Innovation (China) Limited, respectively, entered into a Second Amended and Restated Investors’ Rights Agreement on December 23, 2009, which was subsequently amended on April 22, 2010 and November 26, 2010 (the “Investors’ Rights Agreement”).  Pursuant to the Investors’ Rights Agreement, the Issuer has agreed to provide demand, Form F-3/S-3, underwritten offering and piggy-back registration rights to holders of its registrable securities (as defined in the Investors’ Rights Agreement).  The Issuer will have no obligations to effect any registration with respect to any registrable securities more than five years following the consummation of its initial public offering.

Share Purchase Agreement and Letter Agreement. On May 23, 2013, the Seller, Accurate Global, Advanced Orient and Liu Tianwen entered into the SPA pursuant to which the Seller agreed to sell to Accurate Global 23,971,039 Ordinary Shares at $0.45 per share for a total consideration of $10,786,968, and agreed to sell to Advanced Orient 11,584,517 Ordinary Shares at $0.45 per share for a total consideration of $5,213,033. The purchase obligations of Accurate Global and Advanced Orient under the SPA were subject to the satisfaction or waiver of several conditions, including the approval by the advisory board of CSOF III of the transaction, the simultaneous purchase by Liu Tianwen of certain number of Ordinary Shares from the Seller at the same price per share and the entry by the Issuer into a joinder agreement to the Investors’ Rights Agreement for the assignment of registration rights attached to the Ordinary Shares. The SPA also contained customary representations and warranties of the Seller and purchasers and an indemnity by the Seller. The description of the SPA is qualified in its entirety by reference to the SPA, which is filed herein.

On June 14, 2013, the Seller, Accurate Global, Advanced Orient, Liu Tianwen and Tekventure, a company controlled by Liu Tianwen, entered into a Letter Agreement, pursuant to which (i) the sale of Ordinary Shares by the Seller to Liu Tianwen or Tekventure was terminated upon execution of the Letter Agreement; and (ii) the numbers of Ordinary Shares that Accurate Global and Advanced Orient agreed to purchase from the Seller under the SPA were amended to 19,476,469 and 9,412,421, respectively. Accordingly, on June 14, 2013, Accurate Global purchased 19,476,469 Ordinary Shares from the Seller at $0.45 per share for a total consideration of $8,764,411, and Advanced Orient purchased 9,412,421 Ordinary Shares from the Seller at $0.45 per share for a total consideration of $4,235,589. The description of the Letter Agreement is qualified in its entirety by reference to the Letter Agreement, which is filed herein.

Joinder Agreement. In connection with the SPA, the Issuer entered into a joinder agreement with Accurate Global and Advanced Orient on June 14, 2013, in accordance with the terms of the Investors’ Rights Agreement, pursuant to which the rights held by the Seller under the Investors’ Rights Agreement with respect to the Ordinary Shares to be purchased by Accurate Global and Advanced Orient under the SPA were assigned to each such purchaser.

CUSIP No. 46489B108	SCHEDULE 13D	Page 23

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement by and between the Reporting Persons, dated June 17, 2013

Exhibit 2	SPA by and between the Seller, Accurate Global, Advanced Orient and Liu Tianwen, dated May 23, 2013

Exhibit 3	Letter Agreement by and between the Seller, Accurate Global, Advanced Orient, Liu Tianwen and Tekventure, dated June 14, 2013

CUSIP No. 46489B108	SCHEDULE 13D	Page 24

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
CHINA EVERBRIGHT LIMITED

The names, titles and citizenships of the directors and executive officers of CEL and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of CEL.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CEL.

Name	Title	Citizenship
Tang Shuangning	Chairman of the Board of Directors	Chinese
Zang Qiutao	Deputy Chairman	Chinese
Chen Shuang	Chief Executive Officer	Chinese
Tang Chi Chun, Richard	Chief Financial Officer	British
Tsang Sui Cheong, Frederick	Chief Risk Officer	Chinese HKSAR
Jiang Yuanzhi	Executive Director	Chinese
Wang Weimin	Non-executive Director	Chinese
Seto Gin Chung, John	Independent Non-executive Director	Chinese HKSAR
Lin Zhijun	Independent Non-executive Director	Canadian
Chung Shui Ming, Timpson	Independent Non-executive Director	Chinese HKSAR

CUSIP No. 46489B108	SCHEDULE 13D	Page 25

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
CHINA EVERBRIGHT INVESTMENT MANAGEMENT LIMITED

The names, titles and citizenships of the directors and executive officers of CEIM and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of CEIM.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CEIM.

Name	Title	Citizenship
He Ling	Director	Chinese
Liu Cheng	Director	Chinese HKSAR
Tang Chi Chun, Richard	Director	British
Ip Kun Wan	Director	Australian

CUSIP No. 46489B108	SCHEDULE 13D	Page 26

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
WINDSOR VENTURE LIMITED

The names, titles and citizenships of the directors and executive officers of Windsor and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Windsor.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Windsor.

Name	Title	Citizenship
Chen Shuang	Director	Chinese
Tang Chi Chun, Richard	Director	British

CUSIP No. 46489B108	SCHEDULE 13D	Page 27

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
FOREBRIGHT PARTNERS LIMITED

The names of names, titles and citizenships of the directors and executive officers of Forebright Partners and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Forebright Partners.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Forebright Partners.

Name	Title	Citizenship
He Ling	Director	Chinese
Liu Cheng	Director	Chinese HKSAR
Ip Kun Wan	Director	Australian

CUSIP No. 46489B108	SCHEDULE 13D	Page 28

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
CSOF III GP LIMITED

The names, titles and citizenships of the directors and executive officers of CSOF III GP and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of CSOF III GP.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CSOF III GP.

Name	Title	Citizenship
He Ling	Director	Chinese
Pearce James Griffith	Director	Irish
Ip Kun Wan	Director	Australian

CUSIP No. 46489B108	SCHEDULE 13D	Page 29

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
FOREBRIGHT ADVISORS LIMITED

The names, titles and citizenships of the directors and executive officers of Forebright Advisors and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Forebright Advisors.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Forebright Advisors.

Name	Title	Citizenship
Lu Feng	Director	Chinese
Liu Cheng	Director	Chinese HKSAR
Ip Kun Wan	Director	Australian

CUSIP No. 46489B108	SCHEDULE 13D	Page 30

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
CHINA SPECIAL OPPORTUNITIES FUND III, L.P.

CSOF III does not have officers or directors.

CUSIP No. 46489B108	SCHEDULE 13D	Page 31

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
ACCURATE GLOBAL LIMITED

The names, titles and citizenships of the directors and executive officers of Accurate Global and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Accurate Global.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Accurate Global.

Name	Title	Citizenship
Liu Cheng	Director	Chinese HKSAR
Ip Kun Wan	Director	Australian

CUSIP No. 46489B108	SCHEDULE 13D	Page 32

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
ADVANCED ORIENT LIMITED

The names, titles and citizenships of the directors and executive officers of Advanced Orient and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of Advanced Orient.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Advanced Orient.

Name	Title	Citizenship
Chen Shuang	Director	Chinese
Tang Chi Chun, Richard	Director	British
Tsang Sui Cheong, Frederick	Director	Chinese HKSAR

CUSIP No. 46489B108	SCHEDULE 13D	Page 33

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
CHINA EVERBRIGHT GP LIMITED

The names, titles and citizenships of the directors and executive officers of CE GP and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of CE GP.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CE GP.

Name	Title	Citizenship
Lu Feng	Director	Chinese
Liu Cheng	Director	Chinese HKSAR
Ip Kun Wan	Director	Australian
He Ling	Director	Chinese

CUSIP No. 46489B108	SCHEDULE 13D	Page 34

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
CHINA FOREBRIGHT INVESTMENT MANAGEMENT LIMITED

The names, titles and citizenships of the directors and executive officers of CFIM and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of CFIM.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CFIM.

Name	Title	Citizenship
Liu Cheng	Director	Chinese HKSAR
Ip Kun Wan	Director	Australian
He Ling	Director	Chinese

CUSIP No. 46489B108	SCHEDULE 13D	Page 35

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
CHINA SPECIAL OPPORTUNITIES FUND, L.P.

CSOF does not have officers or directors.

CUSIP No. 46489B108	SCHEDULE 13D	Page 36

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS
OF
CSOF TECHNOLOGY INVESTMENTS LIMITED

The names, titles and citizenships of the directors and executive officers of CSOF Technology Investments and their principal occupations are set forth below.  The business address of each of the directors or executive officers is that of CSOF Technology Investments.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CSOF Technology Investments.

Name	Title	Citizenship
Liu Cheng	Director	Chinese HKSAR
Ip Kun Wan	Director	Australian
Tang Chi Chun, Richard	Director	British

CUSIP No. 46489B108	SCHEDULE 13D	Page 37

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 17, 2013

China Everbright Limited

By:	/s/ Tang Chi Chun, Richard
Name: Tang Chi Chun, Richard
Title: Authorized Signatory

China Everbright Investment Management Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Windsor Venture Limited

By:	/s/ Tang Chi Chun, Richard
Name: Tang Chi Chun, Richard
Title: Authorized Signatory

Forebright Partners Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

CSOF III GP Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Signature page

Forebright Advisors Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Special Opportunities Fund III, L.P.
By CSOF III GP Limited, its general partner

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Accurate Global Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Advanced Orient Limited

By:	/s/ Tang Chi Chun, Richard
Name: Tang Chi Chun, Richard
Title: Authorized Signatory

China Everbright GP Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

China Forebright Investment Management Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Signature page

China Special Opportunities Fund, L.P.
By China Everbright GP Limited, its general partner

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

CSOF Technology Investments Limited

By:	/s/ Ip Kun Wan
Name: Ip Kun Wan
Title: Authorized Signatory

Signature page

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement by and between the Reporting Persons, dated June 17, 2013

Exhibit 2	SPA by and between the Seller, Accurate Global, Advanced Orient and Liu Tianwen, dated May 23, 2013

Exhibit 3	Letter Agreement by and between the Seller, Accurate Global, Advanced Orient, Liu Tianwen and Tekventure, dated June 14, 2013